FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                      No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

Press release

The Board of Directors of National Bank of Greece met today and resolved to call an Extraordinary General Meeting to approve a capital increase in cash through a non pre-emptive share issue of new ordinary shares with total gross proceeds of up to €2.5bn.

The Board of Directors of National Bank of Greece (“NBG” or the “Bank”) has resolved to call an Extraordinary General Meeting (“EGM”) on 10 May 2014 to approve a share capital increase of the Bank through a non pre-emptive issue of new ordinary shares in order to raise total gross proceeds of up to €2.5bn (the “Equity Issue”). The Hellenic Financial Stability Fund (“HFSF”) has indicated its support for the Equity Issue by voting in favour of the calling of the EGM at the Board of Directors meeting held earlier today.

The Equity Issue is expected to be executed by means of a private placement through a book-building outside of Greece to institutional and other eligible investors. The proposed offering is expected to allow for the completion of the transaction on an expedited basis and is also intended to provide the opportunity to attract new investors seeking exposure to the Greek economic recovery as well as existing shareholders and holders of warrants relating to the Bank’s shares issued by the HFSF.

Equity Issue Rationale

On 6 March 2014, the Bank of Greece published the results of its capital needs assessment exercise for each of the Greek banks. The capital needs for NBG were estimated at €2,183m in the Baseline Scenario.

In response to this assessment, NBG has identified a number of potential capital actions other than the Equity Issue that it intends to implement. Due to timing and other considerations, the Bank of Greece has determined capital actions (other than the Equity Issue) amounting to €1,040m to be eligible for inclusion in the Bank’s capital plan.

NBG is seeking approval to raise €2.5bn of new equity capital to:

i.                  Cover the capital shortfall between the approved capital actions and the €2,183m capital needs identified by the Bank of Greece;

ii.               Strengthen its capital position under Basel III fully loaded rules, providing further capital flexibility, including the option to apply to repay the €1,350m of Greek preference shares when appropriate;

Incorporating the approved capital actions and the Equity Issue, NBG would have a pro forma EBA Core Tier 1 ratio of 18.2% and a pro forma Basel III fully loaded Common Equity Tier 1 ratio of 11.7% as at 31 December 2013.

The Equity Issue presents the following additional strategic benefits for the Bank:

• Increases the Bank’s private shareholder base as the transaction will increase the free float, representing an important step towards expanded private ownership;

• Improves funding capacity, facilitating NBG’s access to debt markets at more favorable terms;

• Reinforces NBG’s position in supporting the recovery of the Greek economy.

George Zanias, Chairman of NBG

“The country’s efforts to strengthen its economy are starting to pay off, with the extraordinary fiscal efforts combined with a significant increase in competitiveness resulting in growth and new jobs. The path to recovery is recognized by international markets, with strong investment flows to quality issuers. In this context, the National Bank of Greece considers it is the appropriate time to return to the equity capital markets and address its capital needs.”

Alexandros Tourkolias, CEO of NBG

“Greek banks have gone through a very difficult period, including the effects of the Hellenic Republic debt restructuring (PSI), as well as the effects that the recession has had on Greek households and businesses alike. Through this period, NBG has benefitted from its diversified business model, to deliver profitable results since Q4 2012, and has emerged in a strong position to benefit from the improving macroeconomic environment. The contemplated Equity Issue will significantly strengthen the Bank’s capital ratios, which combined with its strong liquidity position, will allow NBG to continue to play a pillar role as a leading financial intermediary in supporting the Greek economy.”

EGM invitation

The Equity Issue is subject to, amongst others, approval by the EGM convened on 10 May 2014. The transaction is expected to be completed in May. The Equity Issue is expected to be executed by means of a private placement through a book-building outside of Greece to institutional and other eligible investors.

Athens, 16 April 2014

The Board of Directors

*****************

The securities to which this release relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration under the Securities Act or pursuant to an exemption from such registration.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: April 16th, 2014

Chief Executive Officer